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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ----------

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.____) 1

                            THE MARQUEE GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  570906 10 7
                                (CUSIP Number)


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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 570906 10 7                  13G                    PAGE 2 OF 5 PAGES



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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

              Michael Letis
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2.            CHECK THE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                 (b)  [ ]
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3.            SEC USE ONLY

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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------------------------------------------------------------
                                 5.        SOLE VOTING POWER
        NUMBER OF                          684,615
         SHARES                  ----------------------------------------------
      BENEFICIALLY               6.        SHARED VOTING POWER
      OWNED BY EACH                        0
        REPORTING                ----------------------------------------------
       PERSON WITH               7.        SOLE DISPOSITIVE POWER
                                           684,615
                                 ----------------------------------------------
                                 8.        SHARED DISPOSITIVE POWER
                                           0
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              684,615
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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                           [ ]
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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.8%
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12.           TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 570906 10 7                  13G                    PAGE 3 OF 5 PAGES


ITEM 1(A).        NAME OF ISSUER:

                  The Marquee Group, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  888 Seventh Avenue, 40th Floor, New York, New York 10019

ITEM 2(A).        NAME OF PERSON FILING:

                  Michael Letis

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  410 Greenwich Avenue, Greenwich, Connecticut 06830

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(E).        CUSIP NUMBER:

                  570906 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  N/A

ITEM 4.           OWNERSHIP.

                  (a) Amount beneficially owned: 684,615 shares of Common Stock. Does not include 38,461 shares of Common Stock issuable upon exercise of an equal number of warrants, which are not exercisable until December 5, 1997 or 20,000 shares of Common Stock issuable exercise of options which vest in three equal annual installments commencing October 1999.



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CUSIP NO. 570906 10 7                  13G                    PAGE 4 OF 5 PAGES


                  (b)       Percent of Class: 7.8%

                  (c)      Number of shares as to which such person has:
                           (i)      Sole power to vote or to direct the
                                    vote: 684,615
                           (ii)     Shared power to vote or to direct the
                                    vote: 0
                           (iii) Sole power to dispose or to direct the disposition of: 684,615
                           (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10.          CERTIFICATION.

                  N/A



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CUSIP NO. 570906 10 7                  13G                    PAGE 5 OF 5 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth below in this statement is true, complete and correct.

Date: February 6, 1997                                    /s/ Michael Letis
                                                         ------------------
                                                              Michael Letis